Exhibit 99_A_13

August 23, 2012

Employee FAQs

The Spectrum and Allos management teams are available to answer questions Allos employees may have regarding Spectrum’s planned acquisition of Allos. Please e-mail any questions at any time to integration@spprix.com or contact the Human Resources department of either company if you have questions.

GENERAL

How can I learn more about Spectrum, its corporate culture and future colleagues?

All Allos employees are encouraged at any time to ask any questions to integration@sppirx.com, or to call Earl Falls Senior Director of Human Resources at 702-835-6402. Calls and further interaction may also be facilitated on request with other Spectrum executives, including CEO & President Raj Shrotriya. Spectrum management and Allos management are exploring additional opportunities and settings to address questions. Please see below and also visit Spectrum’s corporate website at www.sppirx.com for additional information about the company’s philosophy, values and commitments.

Spectrum Pharmaceuticals Philosophy

All of our employees are committed to accomplishing the company’s mission and living by our corporate values.

At Spectrum Pharmaceuticals, Inc., we bring the expertise and passion for excellence of our team to acquire, develop and commercialize pharmaceuticals for unmet medical needs while building value for our shareholders.

Commitment to Excellence

Each of us is committed to excellence in everything we do. We know that each of us has the power to make a difference at our Company every day. Each and every one of us brings a unique skill and voice that is critical to the success of our Company. Understanding this, we strive every day to help our Company achieve its mission.

Spectrum Pharmaceuticals Values

•	“Small Company” Spirit

•	Patient Focus

•	People

•	Integrity

•	Quality

We strive to ensure that our Company maintains its small company perspective by honoring the following characteristics:

•	Having total commitment to achieve the Company’s goals

•	We are proud to be part of Spectrum and see it as “our Company”

•	Demonstrating a “Gung Ho” spirit in our words and actions

•	Working together as a team, focused on the same goals

•	Taking initiative and doing what is necessary to get the job done

•	Being responsive to change

•	Having open and clear communication

•	Having senior management that is accessible

•	Accomplishing our business efforts by sharing thoughts

•	Being cost conscious and making prudent financial decisions

Our passion to deliver better options for people suffering from cancer is behind every action we take. We will work to understand their needs and develop new therapies and supportive care to offer hope for improved disease outcomes, and improve quality of life where we can. We understand that what makes our Company great is the people; people are our most important asset, and therefore, we:

•	Value and have respect for individual inputs and talent

•	Appreciate and recognize individual effort and commitment to our company

•	Have respect for professional and personal time

•	Believe in professional growth for our colleagues

•	Do not use public retribution or negativity as business practices

•	Listen to new ideas and are non-judgmental

We are committed to conducting all of our actions ethically and with the highest standards. Trustworthiness, honesty and consistency in our words and actions are considered fundamental to our Company’s success.

Delivering the highest quality (safe and effective) products is core to our business. This is an absolute commitment and core competency to be integrated into all of our manufacturing, clinical and regulatory operations. In addition, to the best of our abilities, we shall strive to deliver the highest quality:

•	Work output

•	Communications

•	On-going service

We take great pride in knowing that we stand behind all of our products and work efforts.

Now that integration planning has been going on for some time, can you please discuss the process that is / will be used to select employees for continuation of employment or termination?

Spectrum continues to evaluate opportunities for Allos personnel and intends to make approximately 40 or more positions available for continued employment. Any decisions with respect to the continuation of employment or termination of individual employees will not be implemented until the merger has closed, and the Allos management team is working with the Spectrum leadership team in planning for the integration and personnel selection process. We recognize the difficulty and distraction that uncertainty can cause. In the interim, we would like to relay that our objective is to communicate promptly, directly and treat people fairly, and we ask for your support and continued focus on executing the current business priorities at Allos.

When will I know whether my employment will be continued or terminated as a result of the merger?

Spectrum expects to be able to communicate this before the closing of the merger, but, if this is not possible in any instance, within 30 days thereafter. It is expected that employee separation dates will vary by department.

CONTINUING EMPLOYEES

What are Spectrum’s compensation programs?

Spectrum is committed to providing a competitive compensation and benefits package that will allow it to continue to attract and retain great talent. Spectrum recognizes the value that Allos employees bring, and Spectrum’s compensation programs will include base salary, eligibility for incentive bonuses and eligibility for equity awards. Following the closing of the merger, more information will be communicated to Allos employees as to the integration and transition of compensation programs. To the extent you have questions before the transaction closes, please contact Earl Falls, Sr. Director of Human Resources at Earl.Falls@sppirx.com or 702-835-6402.

Will my base salary change?

Spectrum and Allos have different compensation structures and different profitability profiles. In limited cases, Spectrum may change your salary to align with the salaries of similarly-situated employees of Spectrum following the consummation of the transaction, but such changes are not anticipated at this time to be greater than 10% for anyone. To the extent your salary is among those reduced by up to 10%, such an event does not trigger your change of control benefits under the Allos Severance Benefit Plan (the “Plan”) or related Change of Control Severance Benefit Schedule (the “Schedule”). If Spectrum reduces your salary, you will receive notice. Spectrum’s compensation decisions are intended to enable a successful integration of the two companies, to provide for additional headcount opportunities and to promote the long-term profitability of the combined organization.

What will happen with the Allos Corporate Bonus Plan after the merger?

Further information regarding the status of the bonus plan will be shared with employees as soon as it is available.

How long will the Allos employee benefits and policies remain in effect? What is the transition date to Spectrum benefits?

Spectrum intends to keep the Allos employee benefits in effect through the end of 2012. Thereafter, in 2013, employees will be transitioned to the benefits package for next year.

What are the current Spectrum employee benefits?

Spectrum provides a comprehensive benefits package to its U.S.-based full time employees that includes: a choice of medical insurance plans, prescription drug coverage, vision care, dental and orthodontia, for employees and their families, health care and dependent care flexible spending accounts, company paid basic life insurance, a 401(k) plan, stock options, the Spectrum Employee Stock Purchase Plan (very similar to the Allos Employee Stock Purchase Plan), paid time off for vacation, sick leave and company-recognized holidays, company paid holiday closure between Christmas and New Year’s, company paid long term disability, and deeply discounted voluntary life, accidental death and disability and short-term disability insurance. Certain part-time employees are also eligible for these benefits. For a complete review of what benefits are currently offered to Spectrum employees, please visit Spectrum’s corporate website. Benefit information is located under the Career tab. Allos employees who will continue their employment following the closing of the transaction will receive more detailed information regarding Spectrum’s employee benefits.

If your employment continues after the merger, your accrued vacation and sick leave with Allos will be assumed by Spectrum; you will continue to earn vacation based on your current accrual rate for a minimum of six months thereafter and then your vacation accrual rate will be governed by the Spectrum policies. Spectrum’s vacation policy initially provides for 2 weeks of vacation per year and increases to 3 weeks after 36 months of employment and 4 weeks after 72 months. Spectrum allows for vacation hours to rollover from year to year, with a maximum accrual rate not to exceed the equivalent of two years of vacation time. Spectrum’s sick and holiday policies (which will be effective when you begin employment under the Spectrum umbrella) provide for six (6) sick days and eight (8) holidays annually, plus an extended paid holiday break at the end of the year when Spectrum offices are closed between Christmas and New Year’s.

If I continue my employment with Spectrum will there be a formal integration or assimilation program?

Spectrum offers comprehensive training and professional development programs. Spectrum is working to put together a formal integration / assimilation program to ensure the smooth transition of Allos employees to the Spectrum umbrella. More detailed information will be provided as it becomes available.

How does my original Allos hire date impact employee benefits?

With respect to each employee benefit plan maintained by Spectrum in which continuing employees will participate, Spectrum will recognize all continuing employees’ service with Allos for purposes of eligibility, vesting and participation, in any Spectrum employee benefit plan to the extent such service was credited under a similar Allos employee benefit plan.

In addition, and subject to the concurrence of any third-party insurers, Spectrum will:

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waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the continuing employees under any Spectrum employee benefit plan that is a welfare benefit plan in which such continuing employees may be eligible to participate, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such continuing employees and that have not been satisfied or waived under any Allos welfare benefit plan maintained for the continuing employees prior to the transaction with Spectrum; and

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provide each continuing employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Spectrum Benefit Plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the Effective Time.

Will I be required to relocate?

No, Spectrum does not intend to require any Allos employees to relocate.

Will Allos offices in Westminster and Princeton be closed?

Spectrum is exploring go forward office space arrangements. More information will be provided as it becomes available. Currently, Spectrum plans to maintain the Westminster lease through at least January 31, 2012 and thereafter to explore alternatives including whether to renew the lease. The lease at the Princeton facility ends September 30, 2012. Spectrum continues to explore office space arrangements and whether and where to place an office in New Jersey / New York vicinity.

If I am offered continuation of employment following the merger on the terms described above, can I turn it down and still receive severance/benefit pursuant to the Allos Severance Benefit Plan and related Change of Control Severance Benefit Schedule?

No. As long as Spectrum’s offer for continuation of employment does not provide for a reduction of your annual salary base by more than ten percent, relocation such that your one-way commute is increased by more than 35 miles, or a material reduction of your benefits and responsibilities, you will not be entitled to receive severance benefits under the Plan and the Schedule if you turn down such an offer. Since Spectrum does not intend to make any offers for continuation of employment that include such a salary reduction, relocation or reduction of benefits or responsibilities, Spectrum believes that anyone who turns down an offer for continuation of employment will not be entitled to receive severance benefits under Plan and the Schedule.

If my employment is continued with Spectrum following the merger and at some point in the future my employment position is eliminated, will I receive the severance benefits under the Plan and its Schedule?

You are entitled to severance benefits under the Plan and the Schedule for qualifying terminations of employment that occur during the six (6) months following the closing of the transaction with Spectrum. After the six (6)-month anniversary of the closing of the transaction, your severance benefits will be governed by the policies and agreements in effect at that time and you will no longer be eligible for severance benefits under the Plan or the Schedule.

SEPARATED EMPLOYEES

If I am separated after the Spectrum transaction, how will my work be transitioned?

If you are separated after the Spectrum transaction, Spectrum personnel will work with you on a transition plan.

How will pending expenses be handled and reimbursed?

Any incurred but unreimbursed business expenses which have been properly submitted prior to your separation date will be paid to you within several weeks following your separation date. Remember you must submit any business expenses through our typical procedure prior to your separation date. Spectrum anticipates that the reimbursement program will transition 30 days after the consummation of the acquisition. Please confirm with Human Resources on the proper procedures at the time of separation, if applicable.

If I am separated upon closing the Spectrum transaction, or within six months thereafter, what severance benefits can I expect?

The acquisition constitutes a “change in control” under the Schedule such that the severance benefits provided in the Schedule will apply to “eligible employees” whose employment is terminated other than for “Just Cause” or who resign for “Good Reason” up to six (6) months following the closing of the transaction with Spectrum. Only full time employees are eligible. Also, to be eligible for severance benefits, you must execute and return a standard general release agreement within 45 days after the termination of your employment without just cause or your resignation with good reason. The severance benefits provided in the Schedule are summarized as follows, but you should refer to the Schedule itself and the Plan or contact Allos’ Human Resources department for further details or explanation:

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If you hold a position with Allos of director or above as of the closing date of the Spectrum transaction, your severance benefit would be a lump-sum cash payment equal to (i) six (6) months of your base salary then in effect (excluding overtime and bonuses) plus an additional two (2) weeks base salary for each twelve (12) months of continuous service with Allos, Spectrum or one of their affiliates, up to a maximum of fifty-two (52) weeks, plus (ii) your target bonus award for the year in which your employment terminates, prorated through the date of termination.

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If you hold a position with Allos below director as of the closing date of the Spectrum transaction, your severance benefit would be a lump-sum cash payment equal to (i) three (3) months of your base salary then in effect (excluding overtime and bonuses) plus an additional two (2) weeks base salary for each twelve (12) months of continuous service with Allos, Spectrum or one of their affiliates, up to a maximum of fifty-two (52) weeks, plus (ii) your target bonus award for the year in which your employment terminates, prorated through the date of termination.

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You would also be entitled to payment of the premiums for your group health insurance continuance coverage under COBRA after the date of termination for the number of weeks that are used to determine the amount of your severance payment as described above, but payment of those premiums would cease immediately upon your eligibility for comparable health insurance provided by any new employer of yours.

•	You would further be entitled to acceleration of vesting of any stock option and/or stock awards.

Under the Schedule, what does “Just Cause” mean?

Under the Schedule, “Just Cause” means the occurrence of one or more of the following: (i) your conviction of a felony or a crime involving moral turpitude or dishonesty; (ii) your participation in a fraud or act of dishonesty; (iii) your intentional and material damage to Allos’, Spectrum’s or their affiliates’ property; (iv) your material breach of Allos’, Spectrum’s or their affiliates’ written policies or your Confidentiality and Inventions Assignment Agreement with Allos, Spectrum or their affiliates that is not remedied by you within fourteen (14) days of written notice of such breach from Allos, Spectrum or their affiliates; or (v) conduct by you that demonstrates your gross unfitness to serve as an employee of Allos, Spectrum or their affiliates, as determined in the sole discretion of the Chief Executive Officer of Allos, Spectrum or their affiliates. Your physical or mental disability or death shall not constitute “Just Cause.”

Under the Schedule, what does “Good Reason” mean?

Under the Schedule, “Good Reason” means any one of the following events that occurs without your consent on or after the commencement of the your employment provided that you have first provided written notice to the Chief Executive Officer of Allos, Spectrum or their affiliates, as applicable, of the occurrence of such event(s) within ninety (90) days of the first such occurrence and Allos, Spectrum and their affiliates have not cured such event(s) within thirty (30) days after the your written notice is received by the Chief Executive Officer: (i) a reduction of your then existing annual salary base by more than ten percent (10%), unless you accept such reduction or such reduction is done in conjunction with similar reductions for similarly situated employees of Allos, Spectrum or their affiliates, as applicable; (ii) any request by Allos, Spectrum or their affiliates that you relocate to a new principal base of operations that would increase your one-way commute distance by more than thirty-five (35) miles from your then-principal base of operations, unless you accept such relocation opportunity; or (iii) if, following the closing of the transaction with Spectrum, your benefits and responsibilities are materially reduced in comparison to your benefits and responsibilities in effect immediately prior to such reduction.

What is the general release agreement?

A general release agreement (a “Release”) is a legal agreement between you and Allos, Spectrum or their affiliates in which Allos, Spectrum or their affiliates agrees to pay you severance benefits and you agree to waive any legal claims you might have against Allos, Spectrum and their affiliates. You will have forty-five (45) days from your employment termination date to sign and return the Release. You can revoke your signature on their Release provided your revocation is made within seven (7) calendar days (15 calendar days if you are employed in Minnesota) of originally signing the Release. A revocation makes the Release ineffective.

What if I don’t sign the Release?

If you decide not to sign the Release or if you revoke your Release, you are not eligible for any benefits under the Schedule. Allos’, Spectrum’s or their affiliates’ decision to eliminate your position or otherwise terminate your employment is not affected by whether or not you sign the Release.

When can I expect to receive my severance?

Generally, if you timely sign and do not revoke the Release, you will receive your severance payment in a lump-sum cash payment on the payroll date immediately following the date the Release becomes subject to non-revocation, which must occur within the fifty-two (52) days following your termination of employment. Please ensure that you have updated your contact information with payroll so you will receive your payment.

Under the Schedule, I am eligible for COBRA health care continuation coverage for a certain period. What does this entail?

Under the Schedule, if you elect COBRA continuation coverage, you are eligible for the payment of COBRA premiums by the Company for the limited time period described above. In order to be eligible for this benefit, you must timely sign and not revoke the Release.

It is important to note that (i) Allos, Spectrum or their affiliates will pay premiums for your eligible dependents only for coverage for which those eligible dependents were enrolled immediately prior to your termination of employment and (ii) Allos’, Spectrum’s or their affiliates’ obligation to pay such premiums for you and your dependents shall cease immediately upon your eligibility for comparable group health insurance provided by your new employer.

You must immediately notify the Chief Executive Officer of Allos, Spectrum or their affiliates upon obtaining employment pursuant to which you are employed on the average of thirty (30) hours or more each week.

I would like to take advantage of the continuation of coverage for the duration of my severance period. Is the continuation of my coverage automatic or is there action required of me?

Action is required of you. Upon your termination of employment you will receive a letter and an enrollment form. The letter will provide further instruction. If you do not take any action, your group coverage ends at midnight of your last day of employment at Allos, Spectrum or their affiliates.

Is Group Term Life Insurance, Accidental Death and Dismemberment going to be continued?

Yes.

Who should I contact with further questions?

Please contact Spectrum’s human resources department with any further questions, at 702-835-6402.

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Additional Information about the Transaction and Where to Find It

This document is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities of Allos Therapeutics, Inc. (“Allos” or the “Company”). The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) that was filed by Sapphire Acquisition Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc. (“Spectrum” or “Parent”), with the Securities and Exchange Commission (the “SEC”) on April 13, 2012, which has been subsequently amended. In addition, on April 13, 2012, Allos filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer, which has been subsequently amended. Investors are able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Allos on Schedule 14D-9, the proxy statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Allos under the “Investors” section of Allos’ website at www.allos.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Allos and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Merger Sub to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 4, 2012 by and among Allos, Spectrum and Merger Sub (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Allos’ stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; and the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability. Allos and Spectrum do not plan to update any such forward-looking statements and expressly disclaim any duty to update the information contained in this document except as required by law.